FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 000-29880

Virginia Mines Inc.

200-116 St-Pierre

Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: January 17, 2013

Press Release January 17, 2013

- VIRGINIA BEGINS DRILLING PROGRAMS IN JAMES BAY - EXPLORATION BUDGET OF CA$15 MILLION FOR 2013

Virginia Mines Inc. (“Virginia”) is pleased to announce the beginning of drilling programs on several of its projects located in the James Bay region, province of Quebec. During the next four months, Virginia will carry out 20,000 metres or so of drilling on its Coulon base-metal project (Cu-Zn-Ag) and on its Wabamisk, Lac Pau and FCI gold properties.

COULON PROJECT (100% Virginia)

Virginia will conduct on its Coulon project, during winter 2013, a $3 million exploration campaign that will consist of about 12,000 metres of diamond drilling. We again point out that the winter 2012 drilling program led to the discovery of a new mineralized lens (L 257), which yielded values of up to 11.06% Zn, 1.87% Cu, 26.45 g/t Ag and 0.16 g/t Au over 11 metres.

Drilling will test mainly the extensions of lenses 257 and 201 as well as several geological targets within the favourable volcanic stratigraphy. Exploration is to begin in mid-January.

WABAMISK PROJECT (100% Virginia)

Virginia will carry out, on its Wabamisk project, a $1.1 million exploration program, which will consist of 4,000 metres of diamond drilling and IP geophysical surveys.

Prospecting and mechanical stripping carried out during the summer and fall of 2012 allowed defining of a new, very interesting network of auriferous quartz veins in the eastern part of the Wabamisk property. This field of veins characterized by the common occurrence of visible gold extends over several kilometres and comprises, among others, the Mustang vein, which has been traced at surface for over 425 metres laterally hence confirming the potential of the auriferous system to contain large veins. This vein network is comparable to the Isabelle showing in many aspects and is located more than 15 kilometres southwest in the same sequence of folded sedimentary rocks.

Drilling will test at shallow depth the Mustang vein, which yielded up to 23.28 uncut (11.14 cut) g/t Au over 4.6 metres in channel, and the other showings of the main stripped sector as well as some other geological and geophysical targets on the Wabamisk grid. Exploration will begin in early February.

LAC PAU PROJECT (100% Virginia – option 50% to IAMGOLD Corporation)

During the winter of 2013, Virginia will conduct a 2,700-metre drilling program on the Lac Pau project. As per an agreement entered into in June 2011, IAMGOLD Corporation holds an exclusive right and option of acquiring a 50% interest in the Lac Pau property in consideration of $6 million in exploration expenditures over a 7-year period and payments totalling $130,000 over a 3-year period. Virginia is the operator.

The Lac Pau covers a gold structure over 12 kilometres along a major deformation corridor that separates the intrusive rocks of the Beausac Suite and the paragneisses of the Grosbois Suite. This fertile gold structure is host to several significant gold showings that generated several large intervals highly anomalous in gold of up to 0.97 g/t Au over 69 metres (including 1.74 g/t Au over 31.5 metres) as well as narrower intersections but with higher grades of up to 9.02 g/t Au over 5 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling. Winter 2013 drilling will test mainly the Jedi, Jedi Extension and Obiwan showings as well as many other geophysical and geological targets located along the Lac Pau auriferous corridor. Work will commence in February 2013.

FCI PROJECT (100% Virginia)

A drilling program of about 1,500 metres is planned for the winter of 2013 on the FCI property. As per an agreement entered into in April 2012, Manufacturiers Komet Inc. (“Komet”) has the option of acquiring a 50% interest in the mining titles forming the FCI property in consideration of the issuance of 25,000 shares of Komet to Virginia and $4 million in exploration work to be carried out over the next six years. Virginia is the operator.

Drilling will aim at testing the Séricite showing, which yielded values of up to 150 g/t Ag, 0,3 g/t Au, 1.89% Cu, 1.45% Zn on grab samples and the Golden Gap showing, which returned two interesting intersections in drilling (10.48 g/t Au over 7 metres and 14.15 g/t Au over 0,5 metres) as well as many other intersections highly anomalous varying between 1.77 g/t Au over 3 metres and 0.93 g/t Au over 7.85 metres. Work will begin in March 2013.

Qualified Person

Technical data contained in this press release has been revised and approved by Paul Archer, vice-president exploration and acquisitions of Virginia, who is a Qualified Person as defined by National Instrument 43-101.

Exploration Budget 2013

Virginia intends to spend $15 million in exploration work on its projects during the year. Work will be carried out mostly on the James Bay territory, in the Opinaca-Eastmain, Caniapiscau, LG-3 and LG-4 sectors as well as on the Nunavik Territory on the Baie Payne project.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.3 million as at November 30, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.